Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 March 23, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9252
                     Inflation Hedge Portfolio, Series 44
                                 (the "Trust")
                      CIK No. 1841689 File No. 333-253133
--------------------------------------------------------------------------------




Dear Mr. Cowan:

     We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

     1. PLEASE CONFIRM TO THE STAFF WHETHER THE EXCHANGE-TRADED FUNDS ("ETFS") THAT INVEST IN COMMODITIES, SUCH AS GOLD AND SILVER, ARE IN FACT EXCHANGE-TRADED PRODUCTS ("ETPS") AND THAT THE TRUST WILL INVEST LESS THAN 25% IN EACH SUCH ETP. IF SO, PLEASE INCLUDE APPROPRIATE DISCLOSURE, INCLUDING REFERENCING THEM AS ETPS RATHER THAN ETFS.

     Response: The Trust will invest in ETPs that physically hold commodities, such as gold and silver, in addition to ETFs that invest in government bonds, senior corporate loans, real estate investment trusts. The Trust confirms that it will invest less than 25% of its assets in such ETPs. The Trust has revised its disclosure to clarify that it will invest in ETPs that physically hold commodities, such as gold and silver.

     2. PLEASE RECONCILE THE DISCLOSURE ON THE COVER PAGE WITH THE PORTFOLIO SELECTION PROCESS TO CLARIFY IF THE TRUST INVESTS IN ETFS THAT TRACK GOLD AND SILVER OR IF THE ETFS WILL HOLD PHYSICAL GOLD AND SILVER.

     Response: The Trust has revised its disclosure to clarify that it will invest in ETPs that physically hold commodities, such as gold and silver.

     3. SIMILAR TO COMMENT 2, IF THE TRUST INVESTS IN ETPS, PLEASE MAKE THAT CLARIFICATION. PLEASE MAKE ANY OTHER APPLICABLE CHANGES CONSISTENT WITH FT 9128 (FILE NO. 333-251325), WHICH INVESTED IN ETPS.

     Response: The Trust has revised its disclosure to clarify that it will invest in ETPs that physically hold commodities, such as gold and silver. Additionally, the Trust confirms that it has revised its prospectus consistent with applicable changes made for FT 9128.

     4. THE COMMODITIES RISK FACTOR STATES CERTAIN OF THE FUNDS HELD BY THE TRUST INVEST IN COMMODITIES. IF THE TRUST INVESTS IN BOTH ETFS THAT TRACK AN INDEX OF COMMODITIES SUCH AS GOLD AND SILVER AND HOLD SUCH PHYSICAL COMMODITIES, THAT SHOULD BE MADE CLEAR IN THE DISCLOSURE.

     Response: The Trust confirms that the ETPs held by the Trust hold physical commodities. As such, the Trust respectfully declines to revise the Commodities risk.

     5. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

     Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

     6. IF APPLICABLE, PLEASE ADD UNIQUE RISK FACTORS APPLICABLE TO ETPS.

     Response: The Trust has revised its prospectus to add the following Exchange-Traded Products risk factor:

     EXCHANGE-TRADED PRODUCTS. The Trust invests in shares of ETPs. ETPs are investment vehicles that either directly invest in, or track the performance of an underlying asset, such as commodities (e.g., gold and silver) or an asset index, and typically provide exposure to commodities without trading futures or taking physical delivery. ETPs may also invest in other types of financial instruments that are not securities and are not regulated under the 1940 Act. ETPs themselves are not registered investment companies under the 1940 Act, and investors in ETPs do not benefit from the protections provided under the 1940 Act. Through its investments in ETPs, the Trust is subject to the risks associated with the ETPs' investments or reference assets/benchmark components, including the possibility that the value of the securities or assets held by or linked to an ETP could decrease. Additionally, an ETP's lack of liquidity can result in its value being more volatile than the underlying asset or reference asset/benchmark component. The Trust's exposure to a particular risk will be proportionate to the Trust's overall allocation and each ETP's asset allocation.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon